SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                October 24, 2006

                                 CORUS GROUP plc
                 (Translation of Registrant's Name into English)

                                   30 Millbank
                             London SW1P 4WY England
                    (Address of Principal Executive Offices)

               Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                            Form 20-F X    Form 40-F
                                     ---            ---

             Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                 Yes       No  X
                                     ---      ---

 (Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a
        Form 6-K if submitted solely to provide an attached annual report to security holders)

             Indicate by check mark if the registrant is submitting
                the Form 6-K in paper as permitted by Regulation
                               S-T Rule 101(b)(7):

                                 Yes      No  X
                                     ---     ---

  (Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and is not distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.)

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to
            Rule 12g3-2(b) under the Securities Exchange Act of1934:

                                 Yes      No  X
                                     ---     ---

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - _____)


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24 October 2006

Corus Group plc


SECTION 198 COMPANIES ACT 1985 - DISCLOSURE OF INTEREST IN SHARES

Corus Group plc received notification today from Deutsche Bank AG London that, in accordance with Section 198-202 of the UK Companies Act 1985, Deutsche Bank AG and its subsidiary companies no longer have a notifiable interest in the ordinary shares of Corus Group plc's issued share capital.

Deutsche Bank AG is a corporation domiciled in Frankfurt, Germany, of which Deutsche Bank AG London is a branch.


END

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 CORUS GROUP plc



Date: October 24, 2006        By:    Theresa Robinson
    ------------------               ----------------
                              Name:  Mrs Theresa Robinson
                                     Group Secretariat Co-ordinator